Amira Nature Foods Ltd Announces $58.6 Million Contract with Repeat Customer

DUBAI – February 5, 2014 – Amira Nature Foods Ltd (the "Company;" NYSE: ANFI), a leading global provider of packaged Indian specialty rice, today announced that it entered into a $58.6 million contract to supply third party branded basmati rice to a key repeat customer in the Europe, Middle East, and Africa (“EMEA”) region. The Company expects to recognize the benefit of this contract in the fiscal 2015 ending March, 31, 2015.

“We extremely pleased to expand our relationship with this customer in the EMEA region as we believe this illustrates Amira’s leading position in the industry,” stated Karan A. Chanana, Amira’s Chairman and Chief Executive Officer. “The EMEA region continues to be a tremendous growth market for Amira’s basmati rice with strong consumption and demand in the market. We look forward to executing on our additional opportunities for growth with both our third party branded and our Amira branded products.”

About Amira Nature Foods

Founded in 1915, Amira has evolved into a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, the United Kingdom, and the United States.

Cautionary Note on Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases that we or our members of management use such as “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the global rice market, the financial impact of new sales contracts on our revenue, our expectations regarding the successful efforts of our distribution partners, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to perform our agreements with customers; our ability to recognize revenue from our contracts as planned; continued competitive pressures in the marketplace; our reliance on a few customers and distribution partners for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important considerations contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Contact

ICR
Katie Turner, 646.277.1200